

April 14, 2011

Mr. James J. Murren
President and Chief Executive Officer
MGM Resorts International
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

> RE: **MGM Resorts International**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 28, 2011**
>   **File No. 1-10362**

Dear Mr. Murren:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Legal Proceedings, page 20

1. Your disclosure indicates that in the CityCenter construction litigation, the range of loss cannot be estimated beyond the claims asserted by Perini. In accordance with ASC 450-20 please tell us if a loss is probable or reasonably possible and if probable tell us the amount of loss you have accrued for this contingency. For reference please also see ASC 450-20-25-1 through 5 and provide us with the disclosure that you will include in future filings.

Investment in CityCenter, page 28

2. Please clarify to us the specific changes in circumstances that led to the revised operating forecasts and your recording additional impairment of your investment in CityCenter in June 2010.

Non-GAAP Measures, page 35

3. In future filings, please reconcile Adjusted EBITDA to EBITDA and then to Net Income (Loss).

Cash Flows – Investing Activities, page 40

4. Your disclosure indicates that you had $207 million of capital expenditures for maintenance. Please clarify to us whether such expenditures represent capital expenditures that were capitalized or repairs and maintenance expense that were expensed in the income statement.

5. In future filings please include a discussion of your capitalized expenditures by year including disclosure on the types of cap ex you are incurring by year (e.g. New development; renovations; other cap ex), as well as, the types of costs capitalized (e.g. salaries, payroll and other soft costs) and the amounts for each period presented. In addition please include disclosure regarding expectation of future capital expenditures and reasons for significant fluctuations from year to year.

6. We note that you incurred $137 million in capital expenditures in 2009 which included capitalized interest. On page 35 you disclose that total capitalized interest was $222 million. Please tell us how capitalized interest for 2009 is more that total capitalized expenditures.

Off Balance Sheet Arrangements

CityCenter Completion Guarantee, page 43

7. Your disclosure indicates that amounts claimed in various lawsuits exceed your completion guarantee by $200 million. Please clarify the amount that you have accrued and tell us why it is unnecessary to accrue the additional $200 million.

Consolidated Statement of Cash Flows, page 67

8. We note that you have recorded a cash inflow of $113 million for distributions from cost method investments. This appears to be the amounts held in trust related to the Borgata. Please tell us how you determined that such cash flows are unrestricted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

Daniel L. Gordon
Branch Chief